UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Health Insurance Innovations, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

42225K106

(CUSIP Number)

Voss Capital, LLC

3773 Richmond, Suite 500

Houston, Texas 77046

(212) 721-0494

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 23, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42225K106

1	NAME OF REPORTING PERSON

VOSS VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		808,541*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

808,541*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

808,541*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%*
14	TYPE OF REPORTING PERSON

PN

* Includes 46,400 Shares underlying certain call options exercisable within sixty days hereof.

2

CUSIP No. 42225K106

1	NAME OF REPORTING PERSON

VOSS ADVISORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		808,541*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

808,541*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

808,541*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%*
14	TYPE OF REPORTING PERSON

PN

* Includes 46,400 Shares underlying certain call options exercisable within sixty days hereof.

3

CUSIP No. 42225K106

1	NAME OF REPORTING PERSON

VOSS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		808,541*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

808,541*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

808,541*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%*
14	TYPE OF REPORTING PERSON

OO

* Includes 46,400 Shares underlying certain call options exercisable within sixty days hereof.

4

CUSIP No. 42225K106

1	NAME OF REPORTING PERSON

VOSS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,283,109*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,283,109*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,283,109*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%*
14	TYPE OF REPORTING PERSON

OO

* Includes 46,400 Shares underlying certain call options exercisable within sixty days hereof.

5

CUSIP No. 42225K106

1	NAME OF REPORTING PERSON

TRAVIS W. COCKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,283,109*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,283,109*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,283,109*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%*
14	TYPE OF REPORTING PERSON

IN

* Includes 46,400 Shares underlying certain call options exercisable within sixty days hereof.

6

CUSIP No. 42225K106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). Prior to filing the Schedule 13D, the Reporting Persons (defined below) had relied on Rule 13d-1(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which provides that a Schedule 13G shall be filed within 45 days after the end of the calendar year in which the person became obligated under Rule 13d-1(b).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, $0.001 par value per share (the “Shares”), of Health Insurance Innovations, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 15438 North Florida Avenue, Suite 201, Tampa, Florida 33613.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Voss Value Fund, L.P., a Texas limited partnership (“Voss Value Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Voss Advisors, LP, a Texas limited partnership (“Voss Advisors”), as the general partner of Voss Value Fund;

(iii)	Voss Advisors GP, LLC, a Texas limited liability company (“Voss GP”), as the general partner of Voss Advisors;

(iv)	Voss Capital, LLC, a Texas limited liability company (“Voss Capital”), as the investment manager of Voss Value Fund and a certain managed account (the “Voss Managed Account”); and

(v)	Travis W. Cocke, as the managing member of Voss Capital and Voss GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 3773 Richmond, Suite 500, Houston, Texas 77046.

(c)       The principal business of Voss Value Fund is investing in securities. The principal business of Voss Advisors is serving as the general partner of Voss Value Fund. The principal business of Voss GP is serving as the general partner of Voss Advisors. The principal business of Voss Capital is serving as the investment manager of each of Voss Value Fund and the Voss Managed Account. Mr. Cocke serves as the managing member of each of Voss Capital and Voss GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 42225K106

(f)       Voss Value Fund, Voss Advisors, Voss GP and Voss Capital are organized under the laws of the State of Texas. Mr. Cocke is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Voss Value Fund and held in the Voss Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 762,141 Shares beneficially owned by Voss Value Fund is approximately $16,664,950, including brokerage commissions. The aggregate purchase price of certain call options exercisable into 46,400 Shares that may be deemed to be beneficially owned by Voss Value Fund, as further described in Item 6 below, is approximately $83,102, including brokerage commissions. The aggregate purchase price of the 474,568 Shares held in the Voss Managed Account is approximately $10,220,477, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that the Issuer is one of the most misunderstood companies in the public markets. The Reporting Persons believe that the Issuer’s Shares are deeply undervalued and do not reflect the high quality of its business, its leading position in the industry, and the Issuer’s potential for long-term revenue, earnings and cash flow growth.

As the Issuer’s individual and family plan (“IFP”) business goes into partial run-off, throwing off prodigious free cash flow in 2020 and beyond, the Reporting Persons believe that the IFP business alone is worth at least $250 million due to the conservatively marked contract assets on the balance sheet. The Reporting Persons are encouraged to hear the Issuer reiterate its commitment to investing in and growing its promising Medicare business. The Issuer’s most direct trading comparable, eHealth Inc. (“EHTH”) (NASDAQ: EHTH), is valued 4.5x 2020 revenue estimates. If the Issuer were to generate close to $150 - $200 million of Medicare related revenue in 2020 and were ascribed EHTH’s 4.5x forward revenue multiple (despite growing even faster than EHTH and being more profitable), that segment alone would be worth multiples of the current Share price.

The M&A environment in the insurance technology and brokerage space has rarely been more active than it is today with numerous well capitalized private equity firms and strategic acquirers buying similar businesses at valuation multiples above 4.0x EV/Sales. The table below shows precedent transactions that have occurred just within the last eight months.

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CUSIP No. 42225K106

The Reporting Persons understand the Board of Directors’ (the “Board”) desire to take advantage of this environment of active M&A and the Reporting Persons intend to help management unlock the substantial embedded value for all stockholders.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board to discuss their views, including the composition of the Board and corporate governance practices, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,296,567 Shares outstanding, as of November 8, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

A.	Voss Value Fund
(a)	As of the close of business on December 20, 2019, the Voss Value Fund beneficially owned 808,541 Shares, including 46,400 Shares underlying certain call options.

Percentage: Approximately 6.6%

9

CUSIP No. 42225K106

(b)	1. Sole power to vote or direct vote: 808,541
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 808,541
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Voss Advisors
(a)	Voss Advisors, as the general partner of Voss Value Fund, may be deemed the beneficial owner of the 808,541 Shares owned by Voss Value Fund.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 808,541
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 808,541
4. Shared power to dispose or direct the disposition: 0

(c)	Voss Advisors has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Voss GP
(a)	Voss GP, as the general partner of Voss Advisors, may be deemed the beneficial owner of the 808,541 Shares owned by Voss Value Fund.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 808,541
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 808,541
4. Shared power to dispose or direct the disposition: 0

(c)	Voss GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Voss Capital
(a)	As of the close of business on December 20, 2019, 474,568 Shares were held in the Voss Managed Account. Voss Capital, as the investment manager of Voss Value Fund, may be deemed to beneficially own the 808,541 Shares owned by Voss Value Fund.

Percentage: Approximately 10.4%

(b)	1. Sole power to vote or direct vote: 1,283,109
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,283,109
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 42225K106

(c)	The transactions in the Shares by Voss Capital through the Voss Managed Account and on behalf of Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Cocke
(a)	Mr. Cocke, as the managing member of each of Voss GP and Voss Capital, may be deemed the beneficial owner of the (i) 808,541 Shares owned by Voss Value Fund and (ii) 474,568 Shares held in the Voss Managed Account.

Percentage: Approximately 10.4%

(b)	1. Sole power to vote or direct vote: 1,283,109
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,283,109
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Cocke has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Voss Value Fund and through the Voss Managed Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Voss Value Fund sold exchange-listed American-style call options referencing 4,800 Shares, which have an exercise price of $19 and expire on January 17, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund purchased exchange-listed American-style call options referencing 35,000 Shares, which have an exercise price of $25 and expire on January 17, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold exchange-listed American-style put options referencing an aggregate of 15,000 Shares and 10,000 Shares, which have an exercise price of $20 and $26, respectively, and expire on January 17, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

11

CUSIP No. 42225K106

Voss Value Fund sold exchange-listed American-style call options referencing an aggregate of 10,000, 21,700 Shares and 5,000 Shares, which have an exercise price of $16, $18 and $21, respectively, and expire on February 21, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund purchased exchange-listed American-style call options referencing 1,400 Shares, which have an exercise price of $34 and expire on February 21, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold exchange-listed American-style put options referencing an aggregate of 2,400 Shares, 15,000 Shares, 20,000 Shares, 10,000 Shares and 10,000 Shares, which have an exercise price of $13, $15, $18, $20 and $22, respectively, and expire on February 21, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Capital through the Voss Managed Account sold exchange-listed American-style put options referencing an aggregate of 4,000 Shares, which have an exercise price of $23, and expire on February 21, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund purchased exchange-listed American-style call options referencing 10,000 Shares, which have an exercise price of $10 and expire on May 15, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold exchange-listed American-style call options referencing an aggregate of 10,000 Shares, 20,000 Shares and 10,000 Shares, which have an exercise price of $17, $19, and $21, respectively, and expire on May 15, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold exchange-listed American-style put options referencing an aggregate of 10,000 Shares, 10,000 Shares and 10,00 Shares, which have an exercise price of $14, $19 and $23, respectively, and expire on May 15, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold exchange-listed American-style call options referencing an aggregate of 20,000 Shares, 15,000 Shares and 2,400 Shares, which have an exercise price of $18, $22 and $30, respectively, and expire on January 15, 2021, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold exchange-listed American-style put options referencing an aggregate of 10,000 Shares, 10,000 Shares and 10,000 Shares, which have an exercise price of $10, $15 and $22, respectively, and expire on January 15, 2021, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Capital through the Voss Managed Account sold exchange-listed American-style put options referencing an aggregate of 3,900 Shares, which have an exercise price of $25, and expire on January 21, 2022, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold exchange-listed American-style call options referencing an aggregate of 10,000 Shares, which have an exercise price of $25, and expire on January 21, 2022, as further detailed in Schedule A, which is incorporated herein by reference.

12

CUSIP No. 42225K106

On December 23, 2019, the Reporting Persons entered into a Joint Filing Agreement. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Voss Value Fund, L.P., Voss Advisors, LP, Voss Advisors GP, LLC, Voss Capital, LLC and Travis W. Cocke, dated December 23, 2019.

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CUSIP No. 42225K106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2019

Voss Value Fund, L.P.

By:	Voss Capital, LLC Investment Manager

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Advisors, LP

By:	Voss Advisors GP, LLC General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Advisors GP, LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Capital LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

/s/ Travis W. Cocke
Travis W. Cocke

14

CUSIP No. 42225K106

Schedule A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Voss Value Fund, L.P.

Sale of Class A Common Stock Upon Assignment of November 2019 Call Options ($18 Strike Price)	(2,500)	18.0000	10/24/2019
Sale of Class A Common Stock Upon Assignment of November 2019 Call Options ($16 Strike Price)	(600)	16.0000	10/24/2019
Sale of Class A Common Stock Upon Assignment of November 2019 Call Options ($15 Strike Price)	(2,500)	15.0000	10/24/2019
Sale of Class A Common Stock Upon Assignment December 2019 Call Options ($15 Strike Price)	(5,800)	15.0000	10/24/2019
Purchase of Class A Common Stock	5,000	26.9364	10/25/2019
Purchase of Class A Common Stock	6,076	27.0964	10/25/2019
Sale of February 2020 Call Option ($27 Strike Price)[1]	(3,000)	3.9000	10/25/2019
Sale of Class A Common Stock Upon Assignment of November 2019 Call Options ($17 Strike Price)	(600)	17.0000	10/28/2019
Sale of January 2020 Call Option ($26 Strike Price)[2]	(6,100)	3.5000	10/28/2019
Purchase of December 2019 Put Option ($13 Strike Price)[3]	2,400	0.2000	10/29/2019
Sale of Class A Common Stock Upon Assignment of November 2019 Call Options ($18 Strike Price)	(300)	18.0000	10/31/2019
Sale of Class A Common Stock Upon Assignment of November 2019 Call Options ($14 Strike Price)	(1,400)	14.0000	10/31/2019
Purchase of November 2019 Put Option ($20 Strike Price)[4]	4,900	0.4000	10/31/2019
Purchase of December 2019 Put Option ($15 Strike Price)[3]	4,700	0.3500	10/31/2019

CUSIP No. 42225K106

Purchase of Class A Common Stock	608	25.3810	11/01/2019
Purchase of December 2019 Put Option ($20 Strike Price)[3]	4,200	1.3500	11/04/2019
Sale of February 2020 Call Option ($28 Strike Price)[1]	(10,000)	2.6000	11/04/2019
Purchase of November 2019 Put Option ($18 Strike Price)[4]	9,600	0.2500	11/05/2019
Purchase of November 2019 Put Option ($22 Strike Price)[4]	300	0.9500	11/05/2019
Purchase of November 2019 Put Option ($24 Strike Price)[4]	1,000	1.7000	11/05/2019
Purchase of November 2019 Put Option ($25 Strike Price)[4]	2,500	2.3000	11/05/2019
Purchase of December 2019 Put Option ($13 Strike Price)[3]	7,600	0.2500	11/05/2019
Purchase of December 2019 Put Option ($20 Strike Price)[3]	5,800	1.4500	11/05/2019
Purchase of November 2019 Call Option ($28 Strike Price)[5]	6,100	0.6000	11/06/2019
Purchase of January 2020 Call Option ($35 Strike Price)[2]	10,000	0.6500	11/06/2019
Purchase of November 2019 Put Option ($22 Strike Price)[4]	7,600	1.1000	11/06/2019
Purchase of November 2019 Put Option ($25 Strike Price)[4]	1,300	2.5000	11/06/2019
Purchase of February 2020 Call Option ($35 Strike Price)[1]	6,100	1.1000	11/08/2019
Purchase of December 2019 Call Option ($34 Strike Price)[6]	5,000	0.5000	11/08/2019
Purchase of December 2019 Put Option ($13 Strike Price)[3]	300	4.7000	11/08/2019
Purchase of November 2019 Put Option ($20 Strike Price)[4]	10,000	0.5000	11/12/2019
Purchase of January 2020 Call Option ($20 Strike Price)[2]	3,600	5.3000	11/12/2019
Purchase of January 2020 Call Option ($23 Strike Price)[2]	10,000	3.3000	11/12/2019
Purchase of January 2020 Put Option ($16 Strike Price)[7]	10,000	0.6000	11/12/2019
Purchase of January 2020 Put Option ($19 Strike Price)[7]	10,000	1.3000	11/12/2019
Purchase of January 2020 Put Option ($20 Strike Price)[7]	10,000	1.7500	11/12/2019
Purchase of January 2020 Put Option ($25 Strike Price)[7]	10,000	4.0000	11/12/2019
Purchase of February 2020 Put Option ($25 Strike Price)[8]	10,000	0.3000	11/12/2019
Purchase of November 2019 Call Option ($21 Strike Price)[5]	10,000	3.9000	11/12/2019

CUSIP No. 42225K106

Purchase of November 2019 Call Option ($23 Strike Price)[5]	10,000	2.3000	11/12/2019
Purchase of November 2019 Put Option ($25 Strike Price)[4]	1,800	1.5500	11/12/2019
Purchase of December 2019 Call Option ($25 Strike Price)[6]	5,000	2.2500	11/12/2019
Purchase of December 2019 Put Option ($14 Strike Price)[3]	10,000	0.2500	11/12/2019
Purchase of December 2019 Put Option ($27 Strike Price)[3]	2,200	4.5000	11/12/2019
Purchase of Class A Common Stock	10,000	23.9650	11/13/2019
Sale of January 2021 Put Option ($22 Strike Price)[9]	(10,000)	7.7000	11/13/2019
Sale of January 2020 Put Option ($23 Strike Price)[7]	(10,000)	3.0000	11/13/2019
Sale of December 2019 Put Option ($23 Strike Price)[3]	(25,000)	2.2500	11/13/2019
Sale of Class A Common Stock Upon Assignment of November 2019 Call Options ($14 Strike Price)	(3,600)	14.0000	11/14/2019
Sale of Class A Common Stock Upon Assignment of November 2019 Call Options ($19 Strike Price)	(10,600)	19.0000	11/14/2019
Sale of Class A Common Stock Upon Assignment of November 2019 Call Options ($20 Strike Price)	(5,000)	20.0000	11/14/2019
Purchase of Class A Common Stock	6,005	23.5843	11/14/2019
Purchase of January 2021 Call Option ($30 Strike Price)[10]	3,700	4.2000	11/14/2019
Purchase of January 2020 Call Option ($21 Strike Price)[2]	5,000	4.0000	11/14/2019
Purchase of January 2020 Call Option ($23 Strike Price)[2]	5,000	2.9000	11/14/2019
Purchase of January 2020 Call Option ($26 Strike Price)[2]	11,100	1.9000	11/14/2019
Purchase of February 2020 Call Option ($27 Strike Price)[1]	1,800	2.0000	11/14/2019
Purchase of November 2019 Call Option ($20 Strike Price)[5]	10,000	3.4000	11/14/2019
Purchase of November 2019 Call Option ($23 Strike Price)[5]	10,000	0.7000	11/14/2019
Purchase of November 2019 Put Option ($25 Strike Price)[4]	7,400	1.5000	11/14/2019
Sale of February 2020 Put Option ($23 Strike Price)[8]	(6,000)	4.0000	11/14/2019

CUSIP No. 42225K106

Sale of November 2019 Call Option ($20 Strike Price)[5]	(5,000)	3.3500	11/14/2019
Sale of December 2019 Put Option ($23 Strike Price)[3]	(10,000)	2.1000	11/14/2019
Purchase of Class A Common Stock Upon Assignment of November 2019 Put Options ($32 Strike Price)	10,000	32.0000	11/15/2019
Purchase of Class A Common Stock Upon Assignment of November 2019 Put Options ($30 Strike Price)	5,000	30.0000	11/15/2019
Purchase of Class A Common Stock Upon Assignment of November 2019 Put Options ($29 Strike Price)	5,000	29.0000	11/15/2019
Purchase of Class A Common Stock Upon Assignment of November 2019 Put Options ($27 Strike Price)	100	27.0000	11/15/2019
Sale of Class A Common Stock Upon Assignment of November 2019 Call Options ($21 Strike Price)	(2,500)	21.0000	11/15/2019
Sale of Class A Common Stock Upon Assignment of November 2019 Call Options ($19 Strike Price)	(9,400)	19.0000	11/15/2019
Sale of Class A Common Stock Upon Assignment of November 2019 Call Options ($18 Strike Price)	(7,200)	18.0000	11/15/2019
Sale of Class A Common Stock Upon Assignment of November 2019 Call Options ($17 Strike Price)	(8,600)	17.0000	11/15/2019
Sale of Class A Common Stock Upon Assignment of November 2019 Call Options ($15 Strike Price)	(3,100)	15.0000	11/15/2019
Sale of Class A Common Stock Upon Assignment of November 2019 Call Options ($16 Strike Price)	(1,400)	16.0000	11/15/2019
Purchase of Class A Common Stock	6,376	22.7420	11/15/2019
Purchase of Class A Common Stock	10,000	23.3869	11/15/2019
Purchase of Class A Common Stock	8,759	22.9739	11/15/2019

CUSIP No. 42225K106

Purchase of February 2020 Call Option ($27 Strike Price)[1]	1,200	1.8700	11/15/2019
Purchase of November 2019 Call Option ($21 Strike Price)[5]	10,000	2.3500	11/15/2019
Purchase of Class A Common Stock	20,000	21.0168	11/18/2019
Purchase of Class A Common Stock	10,000	21.1971	11/18/2019
Purchase of February 2020 Call Option ($21 Strike Price)[1]	10,000	2.7300	11/18/2019
Purchase of February 2020 Call Option ($23 Strike Price)[1]	10,000	2.0500	11/18/2019
Purchase of February 2020 Call Option ($24 Strike Price)[1]	10,000	1.7500	11/18/2019
Purchase of Class A Common Stock	10,000	19.5944	11/19/2019
Purchase of Class A Common Stock	20,000	19.6033	11/19/2019
Purchase of January 2020 Call Option ($18 Strike Price)[2]	5,000	2.9000	11/19/2019
Purchase of January 2020 Call Option ($22 Strike Price)[2]	10,000	1.9000	11/19/2019
Purchase of January 2020 Call Option ($24 Strike Price)[2]	5,000	0.9280	11/19/2019
Purchase of February 2020 Call Option ($20 Strike Price)[1]	10,000	2.6000	11/19/2019
Purchase of February 2020 Call Option ($28 Strike Price)[1]	10,000	0.8200	11/19/2019
Purchase of December 2019 Call Option ($19 Strike Price)[6]	5,000	2.0700	11/19/2019
Purchase of Class A Common Stock	20,000	19.2312	11/20/2019
Purchase of Class A Common Stock	10,000	19.1578	11/20/2019
Purchase of Class A Common Stock	10,000	18.7846	11/20/2019
Purchase of January 2020 Call Option ($22 Strike Price)[2]	5,000	1.5000	11/20/2019
Purchase of December 2019 Call Option ($17 Strike Price)[6]	10,000	2.7500	11/20/2019
Sale of January 2021 Call Option ($20 Strike Price)[10]	(10,000)	5.0000	11/20/2019
Sale of February 2020 Call Option ($19 Strike Price)[1]	(10,000)	2.9000	11/20/2019
Sale of May 2020 Call Option ($19 Strike Price)[11]	(10,000)	3.9000	11/20/2019
Purchase of Class A Common Stock	10,000	17.6407	11/21/2019
Purchase of February 2020 Call Option ($20 Strike Price)[1]	5,000	2.0552	11/21/2019

CUSIP No. 42225K106

Purchase of February 2020 Call Option ($24 Strike Price)[1]	2,500	1.1300	11/21/2019
Purchase of May 2020 Call Option ($19 Strike Price)[11]	10,000	3.2000	11/21/2019
Purchase of May 2020 Call Option ($25 Strike Price)[11]	10,000	1.7500	11/21/2019
Purchase of December 2019 Call Option ($15 Strike Price)[6]	3,100	3.1700	11/21/2019
Purchase of December 2019 Call Option ($16 Strike Price)[6]	7,500	2.5500	11/21/2019
Purchase of December 2019 Call Option ($17 Strike Price)[6]	5,000	2.3500	11/21/2019
Purchase of December 2019 Call Option ($18 Strike Price)[6]	5,000	1.5500	11/21/2019
Purchase of January 2020 Call Option ($10 Strike Price)[2]	10,000	7.0000	11/22/2019
Purchase of January 2020 Call Option ($25 Strike Price)[2]	10,000	0.6500	11/22/2019
Purchase of January 2022 Call Option ($10 Strike Price)[12]	5,000	9.5000	11/22/2019
Purchase of February 2020 Call Option ($30 Strike Price)[1]	7,500	0.4500	11/22/2019
Purchase of May 2020 Call Option ($10 Strike Price)[11]	10,000	7.4000	11/22/2019
Purchase of Class A Common Stock	17,780	16.0581	11/22/2019
Purchase of Class A Common Stock	35,000	17.0922	11/22/2019
Purchase of February 2020 Put Option ($13 Strike Price)[8]	7,600	1.3500	11/25/2019
Purchase of May 2020 Call Option ($24 Strike Price)[11]	10,000	2.4000	11/25/2019
Purchase of December 2019 Put Option ($14 Strike Price)[3]	10,000	0.3500	11/25/2019
Purchase of December 2019 Put Option ($16 Strike Price)[3]	10,000	0.9000	11/25/2019
Purchase of December 2019 Put Option ($17 Strike Price)[3]	2,700	1.2000	11/25/2019
Sale of January 2021 Call Option ($18 Strike Price)[10]	(10,000)	5.0000	11/25/2019
Sale of December 2019 Call Option ($16 Strike Price)[6]	(10,000)	2.0500	11/25/2019
Purchase of Class A Common Stock	10,000	18.7057	11/26/2019
Purchase of Class A Common Stock	5,000	18.9874	11/26/2019
Sale of January 2021 Call Option ($20 Strike Price)[10]	(10,000)	5.0000	11/26/2019
Sale of February 2020 Call Option ($19 Strike Price)[1]	(10,000)	3.0000	11/26/2019

CUSIP No. 42225K106

Sale of May 2020 Call Option ($18 Strike Price)[11]	(10,000)	4.5000	11/26/2019
Purchase of Class A Common Stock	5,000	19.4237	11/27/2019
Sale of February 2020 Call Option ($19 Strike Price)[1]	(10,000)	3.2000	11/27/2019
Sale of May 2020 Call Option ($19 Strike Price)[11]	(10,000)	4.5000	11/27/2019
Sale of May 2020 Call Option ($20 Strike Price)[11]	(10,000)	4.3000	11/27/2019
Purchase of Class A Common Stock	24,444	18.3267	11/29/2019
Sale of January 2021 Call Option ($15 Strike Price)[10]	(10,000)	6.7000	11/29/2019
Sale of January 2021 Call Option ($18 Strike Price)[10]	(10,000)	5.5000	11/29/2019
Sale of January 2020 Call Option ($19 Strike Price)[2]	(10,000)	2.0000	11/29/2019
Sale of January 2020 Call Option ($20 Strike Price)[2]	(10,000)	1.7500	11/29/2019
Sale of February 2020 Call Option ($18 Strike Price)[1]	(10,000)	3.1000	11/29/2019
Sale of May 2020 Call Option ($18 Strike Price)[11]	(20,000)	4.3000	11/29/2019
Sale of May 2020 Call Option ($19 Strike Price)[11]	(10,000)	4.1000	11/29/2019
Purchase of Class A Common Stock	10,000	18.4421	12/02/2019
Purchase of December 2019 Put Option ($15 Strike Price)[3]	10,000	0.4000	12/02/2019
Purchase of December 2019 Put Option ($16 Strike Price)[3]	1,000	0.6000	12/02/2019
Purchase of December 2019 Put Option ($17 Strike Price)[3]	7,300	1.0000	12/02/2019
Sale of January 2021 Call Option ($20 Strike Price)[10]	(10,000)	4.6000	12/02/2019
Sale of January 2020 Call Option ($17.50 Strike Price)[2]	(10,000)	2.5000	12/02/2019
Sale of January 2022 Call Option ($25 Strike Price)[12]	(10,000)	5.0000	12/02/2019
Sale of February 2020 Call Option ($17 Strike Price)[1]	(10,000)	3.2000	12/02/2019
Sale of May 2020 Call Option ($15 Strike Price)[11]	(10,000)	5.0000	12/02/2019
Sale of May 2020 Call Option ($17 Strike Price)[11]	(10,000)	4.1000	12/02/2019
Sale of May 2020 Call Option ($18 Strike Price)[11]	(10,000)	4.0000	12/02/2019
Purchase of Class A Common Stock	5,704	19.5316	12/03/2019

CUSIP No. 42225K106

Purchase of February 2020 Put Option ($15 Strike Price)[8]	5,000	1.8500	12/03/2019
Purchase of February 2020 Put Option ($18 Strike Price)[8]	1,000	3.5000	12/03/2019
Purchase of December 2019 Put Option ($14 Strike Price)[3]	5,000	0.2000	12/03/2019
Purchase of December 2019 Put Option ($15 Strike Price)[3]	3,000	0.3000	12/03/2019
Purchase of December 2019 Put Option ($22 Strike Price)[3]	10,000	3.8000	12/03/2019
Purchase of Class A Common Stock	4,503	18.8114	12/04/2019
Sale of January 2020 Call Option ($19 Strike Price)[2]	(14,800)	2.5000	12/04/2019
Sale of January 2020 Call Option ($20 Strike Price)[2]	(10,000)	2.0000	12/04/2019
Sale of February 2020 Call Option ($18 Strike Price)[1]	(1,700)	3.6000	12/04/2019
Sale of February 2020 Call Option ($19 Strike Price)[1]	(10,000)	3.1000	12/04/2019
Purchase of Class A Common Stock	2,702	19.1420	12/05/2019
Purchase of February 2020 Put Option ($16 Strike Price)[8]	5,000	2.2500	12/05/2019
Purchase of Class A Common Stock	8,870	19.2420	12/06/2019
Sale of February 2020 Call Option ($21 Strike Price)[1]	(5,000)	2.5500	12/06/2019
Purchase of Class A Common Stock	1,529	18.8768	12/09/2019
Purchase of January 2020 Put Option ($20 Strike Price)[7]	5,000	3.5000	12/09/2019
Sale of February 2020 Call Option ($16 Strike Price)[1]	(10,000)	4.5000	12/09/2019
Sale of February 2020 Call Option ($17 Strike Price)[1]	(10,000)	3.9000	12/09/2019
Sale of February 2020 Call Option ($18 Strike Price)[1]	(10,000)	3.4000	12/09/2019
Purchase of Class A Common Stock	2,753	18.2564	12/10/2019
Purchase of Class A Common Stock	3,181	18.3970	12/11/2019
Purchase of Class A Common Stock	2,457	19.1147	12/12/2019
Purchase of January 2020 Call Option ($25 Strike Price)[2]	25,000	0.8500	12/13/2019
Purchase of Class A Common Stock	12,500	19.2914	12/13/2019
Sale of January 2021 Call Option ($35 Strike Price)[10]	(10,000)	2.5000	12/13/2019

CUSIP No. 42225K106

Sale of May 2020 Call Option ($21 Strike Price)[11]	(10,000)	3.6000	12/13/2019
Sale of May 2020 Call Option ($22 Strike Price)[11]	(5,000)	3.2000	12/13/2019
Purchase of Class A Common Stock	3,059	20.1689	12/16/2019
Purchase of May 2020 Call Option ($22 Strike Price)[11]	2,200	5.2000	12/16/2019
Sale of Class A Common Stock Upon Assignment of December 2019 Call Options ($16 Strike Price)	(300)	16.0000	12/17/2019
Purchase of Class A Common Stock	4,282	21.7189	12/17/2019
Purchase of January 2020 Call Option ($19 Strike Price)[2]	10,000	3.9000	12/17/2019
Purchase of February 2020 Call Option ($17 Strike Price)[1]	10,000	5.7000	12/17/2019
Purchase of February 2020 Call Option ($19 Strike Price)[1]	10,000	4.6000	12/17/2019
Purchase of December 2019 Put Option ($23 Strike Price)[3]	10,000	1.3500	12/17/2019
Sale of Class A Common Stock Upon Assignment of December 2019 Call Options ($16 Strike Price)	(700)	16.0000	12/18/2019
Purchase of December 2019 Call Option ($16 Strike Price)[6]	700	7.0000	12/18/2019
Purchase of Class A Common Stock	11,000	23.1513	12/18/2019
Purchase of January 2020 Call Option ($19 Strike Price)[2]	10,000	4.9000	12/18/2019
Purchase of January 2020 Call Option ($20 Strike Price)[2]	10,000	4.5000	12/18/2019
Purchase of December 2019 Call Option ($25 Strike Price)[6]	9,000	7.0000	12/18/2019
Sale of January 2021 Call Option ($20 Strike Price)[10]	(15,000)	7.6000	12/18/2019
Sale of January 2021 Call Option ($22 Strike Price)[10]	(15,000)	6.7333	12/18/2019
Sale of May 2020 Call Option ($22 Strike Price)[11]	(10,000)	4.9000	12/18/2019
Purchase of Class A Common Stock Upon Exercise of December 2019 Call Options ($16 Strike Price)	100	16.000	12/20/2019
Purchase of Class A Common Stock Upon Assignment of December 2019 Put Options ($25 Strike Price)	5,000	25.0000	12/20/2019
Purchase of Class A Common Stock Upon Assignment of December 2019 Put Options ($23 Strike Price)	25,000	23.0000	12/20/2019

CUSIP No. 42225K106

VOSS CAPITAL, LLC

(Through the Voss Managed Account)

Purchase of Class A Common Stock	5,886	27.0016	10/21/2019
Purchase of Class A Common Stock	392	27.5785	10/21/2019
Sale of January 2021 Call Option ($30 Strike Price)[10]	(3,900)	6.1000	10/21/2019
Sale of January 2021 Call Option ($35 Strike Price)[10]	(3,900)	5.0000	10/21/2019
Sale of January 2022 Put Option ($25 Strike Price)[13]	(3,900)	12.0000	10/21/2019
Sale of January 2021 Call Option ($25 Strike Price)[10]	(4,000)	6.5157	10/22/2019
Purchase of Class A Common Stock	3,924	27.0964	10/25/2019
Sale of February 2020 Call Option ($27 Strike Price)[1]	(2,000)	3.9000	10/25/2019
Sale of January 2020 Call Option ($26 Strike Price)[2]	(3,900)	3.5000	10/28/2019
Purchase of Class A Common Stock	1,000	26.4215	10/31/2019
Purchase of Class A Common Stock	392	25.3810	11/01/2019
Sale of Class A Common Stock	(500)	24.5000	11/05/2019
Purchase of November 2019 Call Option ($28 Strike Price)[5]	3,900	0.6000	11/06/2019
Sale of Class A Common Stock	(2,173)	23.9978	11/06/2019
Sale of Class A Common Stock	(18,964)	24.3027	11/12/2019
Purchase of Class A Common Stock	3,995	23.5843	11/14/2019
Purchase of January 2021 Call Option ($30 Strike Price)[10]	2,400	4.2000	11/14/2019
Purchase of February 2020 Call Option ($27 Strike Price)[1]	1,200	2.0000	11/14/2019
Sale of February 2020 Put Option ($23 Strike Price)[8]	(4,000)	4.0000	11/14/2019
Purchase of Class A Common Stock Upon Assignment of November 2019 Put Options ($27 Strike Price)	100	27.0000	11/15/2019

CUSIP No. 42225K106

Purchase of Class A Common Stock Upon Assignment of November 2019 Put Options ($25 Strike Price)	2,000	25.0000	11/15/2019
Purchase of Class A Common Stock	20,000	20.7733	11/18/2019
Purchase of Class A Common Stock	15,000	19.4687	11/19/2019
Purchase of Class A Common Stock	25,000	17.1451	11/21/2019
Purchase of Class A Common Stock	15,000	17.6254	11/25/2019
Purchase of Class A Common Stock	22,500	18.6646	11/26/2019
Purchase of January 2021 Call Option ($25 Strike Price)[10]	4,000	4.3000	11/26/2019
Purchase of January 2021 Call Option ($30 Strike Price)[10]	1,500	3.3000	11/26/2019
Purchase of January 2021 Call Option ($35 Strike Price)[10]	3,900	2.5000	11/26/2019
Purchase of February 2020 Call Option ($27 Strike Price)[1]	800	1.2500	11/26/2019
Purchase of Class A Common Stock	6,800	19.4119	11/27/2019
Purchase of Class A Common Stock	30,556	18.3267	11/29/2019
Purchase of Class A Common Stock	3,796	19.5316	12/03/2019
Purchase of Class A Common Stock	2,997	18.8114	12/04/2019
Purchase of Class A Common Stock	1,798	19.1420	12/05/2019
Purchase of Class A Common Stock	5,630	19.2420	12/06/2019
Sale of February 2020 Call Option ($19Strike Price)[1]	(5,000)	3.3000	12/06/2019
Sale of February 2020 Call Option ($20 Strike Price)[1]	(5,000)	2.9000	12/06/2019
Purchase of Class A Common Stock	971	18.8768	12/9/2019
Purchase of Class A Common Stock	1,747	18.2564	12/10/2019
Purchase of Class A Common Stock	2,019	18.3970	12/11/2019
Purchase of Class A Common Stock	1,941	20.1689	12/16/2019
Purchase of January 2021 Call Option ($26 Strike Price)[10]	3,900	0.9300	12/16/2019
Purchase of February 2020 Call Option ($19 Strike Price)[1]	5,000	3.8000	12/16/2019

CUSIP No. 42225K106

Purchase of February 2020 Call Option ($20 Strike Price)[1]	5,000	3.2000	12/16/2019
Purchase of Class A Common Stock	2,718	21.7189	12/17/2019
Purchase of February 2020 Call Option ($35 Strike Price)[1]	3,900	0.6500	12/17/2019

1 Represents shares underlying exchange-listed American-style call options. These call options expire on February 21, 2020.

2 Represents shares underlying exchange-listed American-style call options. These call options expire on January 17, 2020.

3 Represents shares underlying exchange-listed American-style put options. These put options had an expiration date of December 20, 2019.

4 Represents shares underlying exchange-listed American-style put options. These put options had an expiration date of November 15, 2019.

5 Represents shares underlying exchange-listed American-style call options. These call options had an expiration date of November 15, 2019.

6 Represents shares underlying exchange-listed American-style call options. These call options had an expiration date of December 20, 2019.

7 Represents shares underlying exchange-listed American-style put options. These put options expire on January 17, 2020.

8 Represents shares underlying exchange-listed American-style put options. These put options expire on February 21, 2020.

9 Represents shares underlying exchange-listed American-style put options. These put options expire on January 15, 2021.

10 Represents shares underlying exchange-listed American-style call options. These call options expire on January 15, 2021.

11 Represents shares underlying exchange-listed American-style call options. These call options expire on May 15, 2021.

12 Represents shares underlying exchange-listed American-style call options. These call options expire on January 21, 2022.

13 Represents shares underlying exchange-listed American-style put options. These put options expire on January 21, 2022.